UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: March 20, 2015

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated March 20, 2015, entitled “INSIDE INFORMATION ANNOUNCEMENT”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

INSIDE INFORMATION ANNOUNCEMENT

This announcement is made pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of CNOOC Limited (the “Company”) dated 28 March 2014 in relation to the exploration discovery of Ningbo 22-1 at the East China Sea (the “Project”).  The board of directors (the “Board”) of the Company is pleased to announce that the regulatory assessment and approval process in relation to the reserve of the Project has been completed by the relevant authorities.

According to the evaluation by the Petroleum Reserves Office, Ministry of Land and Resources of the People’s Republic of China, the working interest recoverable gas reserves is amounted to approximately 23.9 billion cubic meters. Such amount is assessed and ascertained based on the standard(s) adopted by the Petroleum Reserves Office, Ministry of Land and Resources of the People’s Republic of China for official assessment results of new discoveries and is generally known by the oil and gas industry, which is different from the reporting standard adopted by the Company in its reporting documents. There is no assurance that such amount, which is evaluated on the basis of the current information and understanding, represents the actual final amount that is recoverable upon commercial production. The Company is still required to complete a series of regulatory approval procedures for the further exploration, development and production of the Project.

Shareholders and potential investors should note that the progress of the Project is subject to a variety of factors and there is no assurance that Project will proceed as planned, if at all. The actual production volume, if at all, of the Project may be different from the information provided herein, shareholders and potential investors should exercise caution in dealing in the Company’s securities.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 20 March 2015

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch